Exhibit 12.1

RenaissanceRe Holdings Ltd. And Subsidiaries

Statement Regarding Ratio of Earnings to Fixed Charges and Preference Share Dividends

	Six months ended June 30,	Years ended December 31,
(in thousands, except ratios)	2018	2017	2016	2015	2014	2013
Calculation of ratio of earnings to fixed charges and preference share dividends
Net income (loss) available (attributable) to RenaissanceRe common shareholders	$248,501	$(244,770)	$480,581	$408,811	$510,337	$665,676
Add back:
Income tax expense (benefit)	1,099	26,487	340	(45,866)	608	1,692
(Income) loss from discontinued operations	—	—	—	—	—	(2,422)
Noncontrolling interests	84,382	(132,282)	127,086	111,050	153,538	151,144
Fixed charges and preference share dividends	35,798	68,649	66,786	61,048	41,776	45,260
Distributed earnings from equity method investees	17,307	29,680	9,366	13,281	10,284	9,876
Less:
(Earnings) losses from equity method investees	(6,683)	(8,030)	(963)	(20,481)	(26,075)	(23,194)

Earnings available for fixed charges	$380,404	$(260,266)	$683,196	$527,843	$690,468	$848,032

Fixed charges
Interest expense (includes amortized amounts related to indebtedness)	$23,535	$44,193	$42,144	$36,270	$17,402	$18,167
Estimated interest within rental expense	1,072	2,075	2,261	2,397	1,993	2,145

Total fixed charges	$24,607	$46,268	$44,405	$38,667	$19,395	$20,312

Preference share dividends	11,191	22,381	22,381	22,381	22,381	24,948

Total fixed charges and preference share dividends	$35,798	$68,649	$66,786	$61,048	$41,776	$45,260

Ratio of earnings to fixed charges	15.46	(5.63)	15.39	13.65	35.60	41.75
Ratio of earnings to combined fixed charges and preference share dividends	10.63	(3.79)	10.23	8.65	16.53	18.74

Deficiency of earnings to fixed charges	—	$(306,534)	—	—	—	—

Deficiency of earnings to combined fixed charges and preference share dividends	—	$(328,915)	—	—	—	—